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                                                                  EXHIBIT (b)(2)

                                   GUARANTEE
                                      OF
                                ANTHONY J. FANT

     For value received, ANTHONY J. FANT, an individual (the "Guarantor"), hereby unconditionally and irrevocably guarantees the full performance by Fant Industries Inc. ("Purchaser") as and when required of its obligations to consummate its offer to purchase shares of the Common Stock, par value $0.05 per share, of HEI, Inc. as announced on March 4, 1998 and subject to and in accordance with the terms of such offer.

     The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of Purchaser, any right to require a proceeding first against the Purchaser, protest or notice with respect to the aforementioned obligations, setoff, counter claim, notice of acceptance and all notices or demands whatsoever and covenants that this Guarantee will not be discharged except upon complete performance of the obligations contained in this Guarantee.

     This Guarantee shall be deemed to be a contract made under the laws of the State of New York and shall for all purposes be governed by and construed in accordance with the laws of such State.

     IN WITNESS WHEREOF, ANTHONY J. FANT has duly executed this Guarantee.


Dated:  March 9, 1998

                                /s/ ANTHONY J. FANT
                              ______________________________
                              ANTHONY J. FANT, an individual